

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Mr. Paul A. Novelly
Chief Executive Officer
World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105

> **Re:** **World Point Terminals, LP**
> **Registration Statement on Form S-1**
> **Filed June 17, 2013**
> **File No. 333-189396**

Dear Mr. Novelly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you have submitted certain exhibits in a confidential treatment request. Please note comments, if any, to the confidential treatment request will be issued under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

2. We note your response to prior comments 3 and 4 to our letter dated June 3, 2013 and your revised disclosure that World Point Terminals, Inc. and the selling unitholder "may be deemed" underwriters. Please revise to state that these entities *are* underwriters, or provide us with an analysis.

Risk Factors, page 23

Our partnership agreement restricts the remedies available to holders…, page 40

3.   Please expand your disclosure here and elsewhere to clarify that your partnership agreement will not require approval of the conflicts committee for resolution of any conflict. We note your related disclosure at page 143.

Use of Proceeds, page 53

4.   We note your revised disclosure at page 53 in response to prior comment 12. Please reconcile this disclosure with the disclosure at page 56 and Note 2 to the unaudited pro forma combined financial statements.

Cash Distribution Policy and Restrictions on Distributions, page 57

Unaudited Pro Forma Available Cash for Distribution…, page 62

5.   We note your tabular disclosure reflects that your pro forma maintenance capital expenditures for the twelve months ended March 31, 2013 were $4.6 million. We further note your disclosure in footnote three that you "estimate that approximately $6.1 million of [your] pro forma capital expenditures were maintenance capital expenditures." Please reconcile.

Estimated Cash Available for Distribution…, page 63

6.   We have read your response to prior comment 17; however, your explanation for assuming you will receive distributions from a joint venture in excess of equity earnings is still unclear. Please disclose in further specificity the origin of this adjustment, identify the key factors you are depending upon as a basis for this assumption and provide any information you believe supports the assumption is both reasonable and appropriate.

7.   Please clarify why your definitions of Adjusted EBITDA to prepare your pro forma cash available for distributions and your estimated cash available for distribution differ. That is, your pro forma adjusted EBITDA does not consider distributions form joint ventures in excess of equity earnings.

Significant Forecast Assumptions, page 66

8.   Please provide qualitative disclosure for any change in operating expenses from the pro forma year ended December 31, 2012 to the twelve months ending June 30, 2014.

Business, page 112

Insurance, page 130

9.   Please clarify that your insurance overage policies are allocated among entities that will be contributed to you and entities that will not be contributed to you.

Unaudited Pro Forma Combined Financial Statements, page F-2

10.   We note you disclose in Note 15 at page F-39 that in April 2013 CPTC (Company) completed the purchase of additional terminal assets in Jacksonville, Florida for $23M. Clarify for us whether these assets will also be transferred to you, and if yes, why they are not reflected in your pro forma combined financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Sean T. Wheeler